UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 5, 2025

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Follow-On Offering

Roma Green Finance Limited (the “Company”) (Nasdaq: ROMA), an established provider of customized ESG, corporate governance and comprehensive sustainability and climate change solutions, including risk management solutions, to its clients today announced the closing of its self-directed follow-on public offering (the “FPO”). The FPO was conducted on a best efforts basis.

The FPO closed upon the sale of (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company (the “Ordinary Shares”) at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares (the “Common Warrants”) at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company. The Company received the net proceeds of the FPO and intends to use for specific uses in order of priority: (i) approximately US$2.1 million for strengthening branding and marketing to escalate our position in the industry in Hong Kong, Singapore and the PRC; (ii) approximately US$2.1 million for making investment in ESG and green environmental related projects; and (iii) approximately US$2.7 million for working capital and other general corporate purposes.

A registration statement on Form F-1 relating to the FPO, as amended (File Number: 333-285301) was declared effective by the Securities and Exchange Commission (the “SEC”) on March 31, 2025. The Offering was made only by means of a prospectus. Copies of the final prospectus relating to the FPO may be obtained via the SEC’s website at www.sec.gov.

The FPO follows the Company’s previous initial public offering (the “IPO”), in which the Company sold 2,449,943 of its Ordinary Shares at a public offering price of US$4.00, for total gross proceeds of US$9,799,772 before deducting underwriting discounts, commissions, and other offering expenses. The IPO closed on January 11, 2024, and its Ordinary Shares began to trade on the Nasdaq Capital Market on the same date. Additionally, the Company conducted a best efforts self-underwritten follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company. The PFPO closed on September 26, 2024.

EXHIBITS

NONE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2025	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer